Exhibit – Filing Fee Table
Table 1: Transaction Value
	Transaction Value	Fee Rate (Per million)	Amount of Filing Fee
Fees to Be Paid	$49,000,000(a)	$92.70	$4,542.30
Fees Previously Paid	$0		$0
Total Transaction Valuation	$49,000,000
Total Fees Due for Filing			$4,542.30
Total fees Previously Paid			$0
Total Fee Offsets			$0
Net Fees Due			$4,542.30

(a)Calculated as the aggregate maximum purchase price for limited liability company interests.